MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended March 31, 2016 and 2015

_______________________

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of May 11, 2016 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 (“Q1 2016”) and 2015 and the related notes thereto. All financial information has been prepared in accordance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 27 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company’s shares trade on the Toronto Stock Exchange and NYSE MKT Equities Exchange under the symbol “AKG”.  The Company’s primary asset is its Asanko Gold Mine Project (“AGM” or the “Project”) located on the Asankrangwa gold belt in Ghana.

Asanko’s vision is to become a low cost, mid-tier gold producer. Asanko’s vision will be achieved through the phased development of the Asanko Gold Mine. Phase 1 of the Project is fully constructed and first gold was produced in January 2016. Commercial production was declared effective April 1, 2016. It is envisioned in a current Phase 2 pre-feasibility study that the Project will be expanded from approximately 200,000 ounces per year to over 400,000 ounces per year.

Overall Performance

Financial Performance

During the three months ended March 31, 2016 (“Q1 2016”) Asanko had a net loss of $3.9 million or a loss of $0.02 per share compared to net loss of $4.5 million or $0.02 per share during the three months ended March 31, 2015 (“Q1 2015”).

In accordance with the Company’s revenue recognition policy, net revenues from the sale of gold produced during Q1 2016 (prior to the commencement of commercial production) has been charged to deferred mine development costs.

Phase 1 Operations

Highlights

•

First gold produced in January 2016.

•

Commercial production declared on April 1, 2016, on track for steady-state operations by end Q2 2016.

•

Total of 15,337 ounces of gold produced and delivered to the refinery in Q1 2016.

•

Bulk mining test confirms Mineral Reserves can be mined and processed to final gold within parameters assumed in feasibility study.

•

Mine pushback continues at Nkran to expose main ore zones by end Q2 2016, when life of mine average Reserve grade is expected.

•

Mill throughput rates exceeding design by up to 25%, 276,000 tonnes (111% of design) achieved in March.

•

Metallurgical performance excellent with gold recovery exceeding design.

Mining

The pushback of the Nkran pit continues to be a key area of focus and is advancing well, with a total of 28 million tonnes (Mt) mined since mining operations commenced early in 2015 against a plan of 26.2Mt.  The pit has been placed under pressure to deliver ore to the milling facility which started operations six weeks ahead of schedule, ramped up to design throughput rates three months faster than expected, and is now consistently operating at more than 10% above design throughput rates.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

As a result of this demand for feed, ore mining to-date has been predominantly bulk mining with a focus on mining higher rates from the pit in order to open up the main ore zones, as well as to give the pit more operational flexibility.  The Company expects to continue to use a bulk mining approach in order to get to the main ore zones as quickly as possible. Consequently, lower head grades are being mined, with higher levels of dilution and gold losses than planned.  This is expected to continue throughout Q2 until the main ore body is fully exposed.

The main, continuous ore zone is on track to be exposed by the end of Q2 2016, when more selective mining will commence and the life of mine reserve grade is expected.

Bulk Mining Control Test

During the 3rd week of February, after the mills had achieved design capacity, a controlled, comprehensive test using a grade controlled, selectively mined ore block of 54,000t was undertaken. This controlled bulk sample was an internal test to empirically evaluate the complete mining and gold recovery cycle, from grade control through mining, dilution, ore feed and metallurgical recoveries against the assumptions that were used in the feasibility study. A reconciliation of results of the test is shown in the table below.

The grades and tonnes estimated from the resource model, through to the plant feed were very closely correlated and well within the assumptions in the feasibility study. In-situ density and long-term dilution parameters were also confirmed. Once the main ore zones have been accessed, work on formal grade control reconciliation will start.

Bulk mining grade control test sample results

	Mineral Reserve Estimate	Grade Control Model Estimate	Actual Mined	Actual Measured Plant Feed	Variance Reserve to Plant Feed
Contained gold (g/t)	1.63	1.77	1.76	1.70	4%

Processing

The plant commissioning and ramp-up has been progressing extremely well. The mills achieved designed grind and throughput within a few weeks of startup and are currently running at above designed levels, with the following results achieved:

•

The mill processed 276,146 tonnes in March, which is 111% of design capacity;

•

A best 7-day run to date of 70,710 tonnes – equivalent to 303,043tpm (tonnes per month) and two continuous days of milling in March which exceeded 11,000tpd;

•

Notwithstanding higher throughputs, the mill grind of 85% passing 106 µm is better than the plan of 80%;

•

Power consumption in the SAG and Ball Mills are materially lower than planned which gives the plant the ability to run more material through the mills at a lower power cost per unit;

•

Key reagent consumptions to date are at, or below, design parameters;

•

Tailings residue grades are better than expected, with an average tails grade of 0.07g/t for March against a design of 0.15g/t, confirming the ore behaves well from a metallurgical standpoint;

•

Current gold recoveries are exceeding expectations, achieving in excess of 94% over the last two weeks of March versus a design of 92.5%. Approximately 45% of gold is being recovered by gravity;

•

Gold smelting and shipments are occurring on a weekly basis;

•

As the mill continues to be optimized, the operations team are debottlenecking the flow sheet to stress test the mills up to 12,000tpd.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Weekly Process Plant Statistics since Commissioning

Power Supply Update

In February 2016, Asanko signed a five-year Power Purchase Agreement (“PPA”) with the Volta River Authority, a parastatal power provider in Ghana.  Power is being delivered via a 30km long, 161kV power line connecting the Mine site to the national power grid at the Asawinso substation. This is the main source of power being used for operations on the mine. The current tariff, which is subject to regular reviews based on the in-country energy mix and associated prices, is lower than the Definitive Project Plan (feasibility study) estimate, published in November 2014.

2016 Production Outlook

In Q2 2016 the Company expects to produce 35,000 to 40,000 ounces of gold. For H2 2016, the Company expects to produce 90,000 to 100,000 ounces of gold, which is indicative of steady-state life of mine production rates.

Phase 1 Development Expenditures

The capital cost budget for the Project as approved by the board of directors was $295 million with the Project commencing July 1, 2014.  Phase 1 development expenditures as at March 31, 2016 were recorded through Property, Plant and Equipment at $272.7 million, as follows:

Asanko Gold Mine Totals
Cost of Property, Plant and Equipment	$ millions
As at March 31, 2016	311.1
Less: costs incurred prior to July 1, 2014 (pre-construction decision)	(13.8)
Less: costs acquired through the acquisition of PMI	(9.2)
Less: capitalized interest	(15.4)
Total Phase 1 Development Expenditures	272.7

Of the $272.7 million, approximately $11.5 million of Phase 1 development expenditures were in payables as at March 31, 2016.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Phase 1 Commitments and Contractual Obligations

As at March 31, 2016, the Company had incurred capital costs and has contractual obligations and open purchase orders totaling $294.8 million relating to the construction of the Asanko Gold Mine Phase 1.  Approximately $273 million has been paid or invoiced, with the balance of $22.1 million due to be paid within 1 year as work is completed on Phase 1.  Nearly all of the capital expenditure has now been committed and the Project is expected to be completed within the $295 million capital expenditure budget.

Contractual Obligations	$ millions	%
Phase 1 development expenditures paid	261.2	89%
Invoiced amounts in payables	11.5	4%
Total costs incurred	272.7	93%
Further commitments made	16.8	6%
Total committed	289.5	99%
Estimated additional to complete	5.3	1%
Remaining contingency	-	0%
Total estimated cost	294.8	100%

Phase 2 Development Project

A Definitive Feasibility Study (“DFS”) for Phase 2 of the Project was initiated following a positive Pre-Feasibility Study (“PFS”) released in May 2015.  The DFS is expected to be completed in Q3 2016.

The PFS envisioned integrating the Esaase deposit with Phase 1 to create one large, multi-pit mine and expanding the existing processing facilities to produce an average of 411,000 ounces of gold per annum (“pa”) over a 10.5 year Life of Mine (“LoM”) from 2018.  The ore would be mined and crushed at Esaase and then conveyed to the expanded Phase 1 processing facility, which would include an upgrade to the CIL circuit with two extra tanks to increase capacity from 3Mtpa to 3.8Mtpa and the addition of a 5Mtpa flotation plant.

Following the successful commissioning of Phase 1 in Q1 2016, the process plant has demonstrated the ability to operate at greater than 110% of the 3Mtpa design. This has presented an opportunity to take advantage of the Esaase oxide ore (representing approximately 37% of Esaase reserves) which are well suited to processing through the CIL circuit. Therefore the scope of the Phase 2 DFS has been modified to include a two-stage approach for the integration of the Esaase deposit with Phase 1:

•

Phase 2A: development of the Esaase pit, mining up to 2Mtpa of oxide ores and construction of the conveyor to provide the additional ore to process up to 5Mtpa through the existing CIL circuit, which will be upgraded; and

•

Phase 2B: mining of both Esaase oxide and fresh ores and expansion of the processing facilities to include the addition of a 5Mtpa flotation plant to bring the total processing capacity up to 10Mtpa.

Overview of Phase 2A

The Esaase deposit contains 60.3Mt of Proven and Probable Mineral Reserves of which approximately 23Mt are oxide and transition ores. Phase 2A will develop the Esaase pit, mining the oxide portion of the Mineral Reserve to provide an additional 2Mtpa of material which will be blended with 3Mtpa of the Nkran fresh ore and processed through the existing processing facility, which will be upgraded.

Development will include construction of mining and crushing infrastructure and a 27km overland conveyor belt to transport the ore to the existing processing facility.  Brownfield modifications will upgrade the existing processing plant capacity from 3Mtpa up to 5Mtpa. The upgrades to the processing facility that were originally envisioned to expand capacity from 3Mtpa to 3.8 Mtpa in the PFS are now expected to increase production levels up to 5Mtpa.  The extent and cost of the modifications will be detailed in the DFS. Additional metallurgical test work, undertaken at ALS laboratories in Perth, Australia, together

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

with operational experience gained from Phase 1 to date has confirmed that metallurgical recovery from blending of the Esaase oxide and Nkran fresh ores will be in-line with the PFS recovery estimates of approximately 90.9%1.

Based on the PFS capital cost estimate and mine plan, Phase 2A is expected to take approximately 21 months for detailed design and construction at a capital cost of approximately US$100 – 125 million1. Production of over 280,000 ounces/pa is targeted to commence in Q4 2018.  The increase in production by approximately 45% is expected to improve the overall unit operating costs as the fixed cost of operations is spread over a larger production base.  The operating and capital cost estimates are currently being updated as part of the DFS, which is due in Q3 2016.

Based on the current gold price environment, the Company is forecasting that it should be able to fund construction of Phase 2A from the cash flow from the existing operations.

Overview of Phase 2B

The second stage of the project, Phase 2B, will expand the mining operation to mine both Esaase oxide and fresh ores and expand the processing facility with the construction of an additional 5Mtpa milling and flotation plant for the exclusive processing of Esaase fresh ores.  Production is expected to exceed 480,000 ounces/pa, with total processing capacity of 10Mtpa (3Mtpa from Nkran and 7Mtpa from Esaase).

The capital cost is expected to be approximately US$100 - 125 million1 and development of Phase 2B development will be staggered so that the capital cost will be funded from cash flow

Permitting

A Phase 2 Environmental Impact Assessment (“EIA”) was submitted to the Ghanaian Environmental Protection Agency (“EPA”) in June 2015 based on the revised scope for development of the Esaase project from a stand-alone operation.

A Scoping Report and a draft Terms of Reference for the revised project proposal was prepared and submitted to the EPA in August 2015.  Following extensive stakeholder engagement, the Company has obtained the necessary support of local stakeholders.  This support was formalized in a Public Hearing held by the EPA on April 19, 2016 at which the local stakeholders expressed their desire for Phase 2 to proceed.

A final Environment Impact Statement (“EIS”) is now being prepared and following submission and review, the Company expects to receive its Environment Permit to start construction of Phase 2A in Q4 2016.

Key Milestones and Timelines:

Complete Phase 2 DFS

Q3 2016

Receive Environmental Permit

Q4 2016

Investment Decision on Phase 2A

Q4 2016

Start detailed design and Construction

Q1 2017

Phase 2A complete

Q4 2018

Development Costs

During the three months ended March 31, 2016, $25.5 million was spent on development costs, not including asset retirement costs additions, share-based payments nor VAT receivable recovery costs transferred to long-term VAT receivable, compared to $0.6 million during the three months ended March 31, 2015. Development costs for Q1 2016 include $7.3 million for VAT paid on costs capitalized to property, plant and equipment and work in progress.

1 Based on Phase 2 PFS published on SEDAR June 29, 2015

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

	Three months ended March 31,
	2016	2015

Camp	$ -	$ 45
Community affairs and environment	65	59
Development support costs	2,557	163
Feasibility studies and engineering	-	377
Transfers from work-in-progress	3,859	-
Phase 2 feasibility study	539	-
Pre-commercial production costs, net of revenues	11,174	-
VAT receivable allowance	7,297	-
	25,491	644
Asset retirement costs	1,263	2,692
Share-based payments	429	480
VAT receivable recovery	(20,563)	-
	$ 6,620	$ 3,816

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

The Company’s pre-commercial production operations commenced January 1, 2016 with the mechanical completion of the processing facility, and ceased March 31, 2016 on the eve of the declaration of commercial production. In accordance with the Company’s revenue recognition accounting policy, during this period, the Company has included as development costs the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from saleable gold sold (net of royalties).   A summary of the costs and revenues is provided below:

Three months ended March 31, 2016

Operating costs during pre-commercial production	$ 21,222
Revenue during pre-commerical production operations, net of royalties	(10,048)
Net costs deferred to development assets	$ 11,174

Exploration and Evaluation

Following a successful 2015 program that identified a series of advanced targets, a number of the targets are now being drilled to resource status on a systematic basis. The first drilling campaign has delineated two mineralized zones – one is an extension of the existing Adubiaso pit (3km from the Phase 1 processing facility) and the other is a north-easterly extension of the main Nkran pit mineralization. Both zones present as near-surface, have not been mined before and occur within the existing mine permit boundaries which will result in a streamlined permitting process.

Following the successful commissioning of the first phase of the Asanko Gold Mine in Ghana, West Africa in Q1 2016, the process plant has demonstrated the ability to operate at greater than 110% of design rates.  Currently the limiting factor on operating the plant at sustained rates above design is ore supply, as the Nkran pit cannot be sustainably mined at a rate of more than three million tonnes per annum. The main focus of the 2016 exploration program is to find sources of ore that are within close proximity of the processing facility to take advantage of the excess capacity.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Adubiaso Satellite Pit Extension

The Adubiaso pit is a previously mined satellite pit at the Asanko Gold Mine which is estimated to contain 1.8 million tonnes of Proven and Probable Mineral Reserves at 2.07 g/t gold1. These Mineral Reserves lie predominantly under the old pit and form part of the current life-of-mine plan for the Asanko Gold Mine2.  In 2015, mineralization in two zones over a 300m strike length extending to the North-East of the existing pit were identified based on an analysis of historical drill hole data.

In the first quarter of 2016, the Company drilled 20 holes (approximately 2,100 metres) of Reverse Circulation (RC) drilling and delineated a classified Mineral Resource, as per the tables below. Whittle pit designs, waste dump planning and a water management program will now begin with a view to commencing mining by the end of the year. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

Adubiaso Extension - Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	992,408	1.43	45,612
0.6	833,738	1.60	42,812
0.7	714,505	1.76	40,320
0.8	628,602	1.89	38,249
1.0	482,590	2.19	34,034

Adubiaso Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	406,846	1.69	21,394
0.6	328,860	1.96	20,042
0.7	269,528	2.24	18,815
0.8	239,597	2.42	18,086
1.0	191,347	2.79	16,657

Notes:

The cut-off grade used for the Asanko Gold Mine – Phase 1 Project resources (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) was 0.8 g/t. Columns may not add up due to rounding.  All figures are in metric tonnes. The Mineral Resources are stated as in situ tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 31.10348.

Nkran Extension Drilling Results

The Nkran Extension target is located on the Nkran shear structure approximately 2km from the Phase 1 processing facility. The target runs for 900m North-South adjacent to the existing Tailings Storage Facility. A drilling program was completed during March 2016, with 29 RC drillholes completed (approximately 2,200 metresThe final set of results is currently being assayed, after which a classified Mineral Resource is expected to be announced during Q2 2016.

Significant intercepts to date include the following:

•

13 metres at 5.50 g/t gold

•

9 metres at 6.73 g/t gold

•

12 metres at 4.38 g/t gold

1 Asanko Gold Mine Definitive Project Plan as filed on SEDAR on November 13, 2014.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

2016 Exploration Program

Asanko controls a large, continuous package (approximately 679km²) of mineral rights in the Asankrangwa Gold Belt in Ghana. Work will continue on the remaining targets identified through the prospectivity and regional geophysics surveys (VTEM) completed during 2014 and 2015.

	Three months ended March 31,
($000’s)	2016	2015

Exploration support	$ 581	$ 425
Share-based compensation	47	121
	$ 628	$ 546

Corporate Overhead

During the three months ended March 31, 2016, $2.1 million was incurred in corporate overhead, including wages, consulting fees, professional fees, office rents and investor relations activity, as follows:

	Three months ended March 31,
($000’s)	2016	2015
Corporate overhead
Wages and consulting fees	$ 1,064	$ 357
Office rent and administration	736	194
Professional fees	100	300
Regulatory fees	14	28
Travel, promotion and Investor relations	198	187
Total corporate overhead	2,112	1,066
Non-cash items:
Depreciations	4	26
Share-based compensation	250	843
Total administration expenses	$ 2,366	$ 1,935

Discussion of Operations – Asanko Gold Mine

The acquisition of PMI in early 2014 has created a flagship project in Ghana and the foundation on which to build a mid-tier gold mining Company. The flagship project was created by combining both the Obotan and Esaase Projects into one mine now referred to as the “Asanko Gold Mine”. The Asanko Gold Mine consists of six known open pit deposits over a 25km trend and is located in Ghana, West Africa (below figure).

The Government of Ghana has a 10% free carried interest in the AGM in accordance with Ghanaian Law.  Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, have been issued to the Government of Ghana. The government has a nominee on the board of this subsidiary. There is no shareholders’ agreement between the Company as the 90% shareholder and the Government of

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Ghana as the 10% shareholder. The Ghanaian Government is entitled to 10% of declared dividends from the net profits of Asanko’s operations in Ghana but does not have to contribute to its capital investment.

Development Strategy

The Company envisions developing the Asanko Gold Mine in two phases.  Phase 1 is in production and is targeting steady-state production averaging 190,000 ounces per year over a 12 year mine life, mining ore from the main pit at Nkran, along with feed from satellite pits at Adubiaso, Abore, Asuadai and Dynamite Hill,.

The Company completed a Pre-Feasibility Study in May 2015, outlining the expansion of the processing facilities to include a 5Mtpa flotation plant and bringing the Esaase pit into the mine plan as Phase 2 of the Asanko Gold Mine construction.  The PFS envisioned one large, multi-pit mine producing an average of 411,000 ounces of gold annually over a 10.5 year Life of Mine (“LoM”) from 2018.   A Definitive Feasibility Study is underway and is expected to be completed in Q3 2016. The scope of the DFS has been modified from the PFS to build Phase 2 in two stages.  The development strategy outlined below is reflective of the PFS which is the most current technical information.

Mineral Resources

The AGM Mineral Resources are divided between the Obotan deposits (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai deposits) for which a 0.8 g/t cut-off was used, and the Esaase deposit for which a 0.6 g/t cut-off was used. The estimation for all the deposits forming the AGM were compiled by Charles J. Muller, of CJM Consulting. The Obotan deposit estimation was completed in September 2014 whilst the Esaase estimation was completed in September 2012.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Asanko Gold Mine Global Resource Estimate

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
DynamiteHill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Phase 1 Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

 Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures. The MRE for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) and Phase 2 (comprising the Esaase deposit) resources were all prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa.  The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Muller has reviewed and approved the technical content of this MD&A.   Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the Project.

Asanko Gold Mine Mineral Reserve Statement

As a result of the positive economic outcomes of the May 2015 AGM PFS, a portion of the Company’s Mineral Resources for Esaase have been upgraded to Mineral Reserves. The Mineral Reserves have been restated assuming a $1,300 per ounce gold price (previously assumed $1,400 per ounce gold price) and include revised modifying factors when compared to the Mineral Reserves from the standalone Esaase PFS published in May 2013.  The combination of these changes has resulted in an increase in the Esaase Mineral Reserves of 0.3 million ounces.

2015 Updated Mineral Reserve Statement

1.1 Deposit	Proven			Probable			Total P&P
1.2	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
1.3 Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
1.4 Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
1.5 Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
1.6 Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
1.7 Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
1.8 Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Notes: A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

The Reserve Statement for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa.  The Reserve Statement is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Obiri-Yeboah has reviewed and approved the technical content of this MD&A.

Mining Operations

A Phase 1 LoM schedule was developed to supply a 3Mtpa mill feed rate from the Nkran pit and the four satellite deposits.  A mining contractor has been established on site and is currently carrying out mining activity at the Nkran pit.  It is anticipated that a mining contractor will be used for all ore and waste mining activities.

The deposits will all be mined utilizing a conventional truck and shovel method. Grade control drilling together with onsite laboratory facilities will be used to delineate the ore from the waste.  Ore and waste will be drilled and blasted, then loaded and hauled to either the run-of-mine (“ROM”) pad or direct tip into the crushing facility from the Nkran deposit.  For the satellite deposits - Adubiaso, Dynamite Hill, Abore and Asuadai – ore will be placed on pit rim stockpiles or on waste rock storage facility with haul trucks.  A fleet of contracted road trucks will be utilized to haul ore from the respective pit rim stockpiles to the ROM stockpile.

Ore from Esaase will be primary and secondary crushed to a particle size -90 mm at Esaase and then transferred to the expanded central processing facility on an industry standard, troughed overland conveyor.  The conveyor corridor will be secured with high security fencing and motion sensors and will be monitored on a continuous basis.  Extensive studies were completed on the optimal ore transfer methodology which included trade off studies that reviewed rail, pumping and road transport in addition to the selected conveyor option. Esaase waste material will be hauled to the two allocated waste rock dump positions to the West and South of the Esaase pit.

AGM Mine Plan

Mining operations are currently underway at the Nkran pit and during Q1 2016, 5.9 million tonnes of waste and 807,000 tonnes of ore were mined.  The processing plant milled 625,000 tonnes of ore during the Q1 2016 and 15,337 ounces of gold were produced.  During Q2 2016 the operation is expected to continue to work towards achieving steady-state production and 35,000-40,000 ounces of gold are expected to be produced.  During the second half of the year, steady state production levels of 90,000 to 100,000 ounces of gold are expected to be produced (for the half year).

The Phase 2 PFS envisioned the Esaase pit being brought into production in Q1 2018 with feed being blended over the 12.5 year mine life and augmented by the four satellite pits.

Over the life of mine the PFS estimated that 94.2Mt of ore and 425.3Mt of waste would be mined, resulting in a LoM strip ratio of 4.3:1.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

PFS Mine Plan for Combined Phase 1 & 2

Years 2015-2022

	2017	2018	2019	2020	2021	2022
Obotan Pits
Ore mined (‘000t)	3,123	3,319	3,000	2,951	2,850	3,001
Grade mined (g/t)	2.22	2.15	2.30	2.28	2.23	2.20
Waste (‘000t)	21,928	21,152	20,993	23,179	22,754	18,147
Esaase Pit
Ore mined (‘000t)	2,500	5,003	5,846	6,842	5,303	6,003
Grade mined (g/t)	1.33	1.56	1.70	1.48	1.33	1.24
Waste (‘000t)	5,276	10,699	18,820	22,413	24,138	26,243
Combined
Ore mined (‘000t)	5,623	8,321	8,846	9,793	8,154	9,004
Grade mined (g/t)	1.82	1.80	1.91	1.72	1.64	1.56
Waste (‘000t)	27,205	31,850	39,813	45,591	46,892	44,390
Strip ratio (w:o)	4.84	3.83	4.50	4.66	5.75	4.93
Plant feed (‘000t)	3.40	8.15	8.23	8.60	8.80	8.80
Feed grade (g/t)	1.85	1.97	1.92	1.68	1.73	1.37
Recovery (%)	90.9%	89.6%	90.7%	89.8%	91.0%	90.1%
Gold produced (oz)	183,658	460,817	461,502	416,285	446,365	349,190

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Years 2023-2028

	2023	2024	2025	2026	2027	2028	LoM Total
Obotan Pits
Ore mined (‘000t)	3,001	3,001	3,000	3,001	2,325	0	32,572
Grade mined (g/t)	2.15	1.93	1.94	2.08	2.12	0.00	2.15
Waste (‘000t)	8,484	9,761	4,619	1,863	889	0	153,769
Esaase Pit
Ore mined (‘000t)	5,359	4,597	4,356	4,910	5,000	1,988	57,707
Grade mined (g/t)	1.49	1.21	1.24	1.25	1.37	2.29	1.43
Waste (‘000t)	29,235	30,904	31,067	21,777	8,034	1,900	230,506
Combined
Ore mined (‘000t)	8,360	7,597	7,357	7,910	7,325	1,988	90,279
Grade mined (g/t)	1.73	1.50	1.53	1.56	1.61	2.29	1.71
Waste (‘000t)	37,719	40,665	35,686	23,641	8,923	1,900	384,275
Strip ratio (w:o)	4.51	5.35	4.85	2.99	1.22	0.96	4.51
Plant feed (‘000t)	8,774	8,000	8,000	8,000	7,325	4,519	94,212
Feed grade (g/t)	1.63	1.57	1.58	1.56	1.66	2.26	1.71
Recovery (%)	91.7%	89.8%	89.8%	91.7%	92.2%	96.6%	91.0%
Gold produced (oz)	419,931	385,298	389,780	387,983	395,090	216,621	4,512,520

PFS Ore Mine Plan (un-optimized) for Asanko Gold Mine

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Processing

The Phase 1 processing plant design is based on a typical single stage crushing, SAG, ball milling circuit (SABC) and CIL flow sheet.  It includes single stage jaw crushing with reclaim from a live stockpile and open circuit SAG mill, feeding cyclones that in turn operate in a closed circuit with a ball mill.  A pebble crusher receives scats from the SAG mill, crushes them and returns them to the SAG for further grinding.  The hydrocyclones achieve a final product size of P80 106 μm.  A gravity circuit is utilized to treat a portion of the cyclone underflow stream to recover coarse free gold, around 40%, from the recirculating load.  The milled product gravitates to a trash screen before entering a pre-leach thickener followed by a conditioning tank.

A seven stage CIL circuit is used to leach and absorb gold from the milled ore onto activated carbon.  An AARL elution circuit is used to recover gold from loaded carbon.  Cyanide in the CIL tailings is detoxified using the SO2 / Air method.  The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”).

The Phase 2 expansion project will expand the central processing facility with the addition of a 5Mtpa ball mill, gravity concentrator followed by a flotation circuit. The concentrate from the float circuit at a mass pull of 10% will be reground and then transferred to a new CIL circuit for leaching and then final gold production.

Phase 2 further makes provision for the opportunity to optimize feed material streams to either the flotation or whole ore leach circuit via interlinking conveyors between the respective mill feed circuits.  In doing this, there is an opportunity to optimize recoveries and operating costs depending on the ore types being mined. The milling circuits could be operated at different grinds to facilitate maximum liberation and therefore optimum value add.

The relatively soft, easy milling oxide ores from Esaase can be blended into the Phase 1 CIL circuit allowing the tonnage throughput to be increased to 3.8Mtpa. These oxide ores also give improved recovery through the CIL circuit compared to the flotation plant. In the construction of the Phase 1 CIL circuit the civil work has been done to allow two additional CIL tanks to be added to the circuit to ensure that the residence time is maintained at the higher throughput. All the other equipment is sized to handle the additional tonnage.

In addition, testwork has shown that similar recoveries can be achieved by processing the Nkran fresh ore through the flotation circuit at potentially lower operating cost. Additional testwork is planned during the DFS to optimize the economic benefits of this scenario.

Having the two milling circuits in the same location will also allow any new, near-mine geological exploration discoveries to be processed under optimal economic conditions.

The final tailings from Phase 1 and Phase 2 will report to a single TSF. The TSF currently being constructed to service Phase 1 is designed to hold all the tailings from both phases for the life of the operations. Services and infrastructure between Phase 1 and Phase 2 will be shared as far as possible.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Phase 1 Process Flow Sheet – 3Mtpa CIL Plant

ROM
Primary Crushing
Stockpile
Pebble Crushing
SAG Mill
Ball Mill
Gravity Concentration
GRG Dissolution
Pre-Leach Thickener
Return Water to Plant
Cyanide Detoxification
Pre-Leach & Carbon In Leach
TSF
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion

Phase 2 PFS Process Flow Sheet – Addition of 5Mtpa Flotation Plant

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

ROM
Oxide Crushing (Hybrid)
Sulphide Crushing (Jaw)
2° Crushing
Stockpile
Mill
1° Gravity Concentration
GRG Dissolution
Discharge to Environment
Arsenic Precipitation
Solids Filter
RO Plant
Brine
Flotation
Pre-Leach Thickener
Cyanide Detoxification
Excess Water
Combined TSF
2° Gravity Concentration
Regrind Mill
Carbon In Leach
Elution
Electrowinning
Gold Room
Loaded Carbon
Gold Bullion

Life of Mine Process Plant Discounted Recoveries

Gold Recovery	Phase 1 DPP	AGM (Phases 1&2)
Ore sourced from Obotan
Oxide	94.8%	90.7%
Transitional	95.1%	91.1%
Fresh	93.8%	93.0%
Ore sourced from Esaase
Oxide	-	89.8%
Transitional	-	87.0%
Fresh	-	92.4%
LoM Blend Recovery	93.9%	91.7%
LoM Blend Discounted Recovery	92.6%	90.9%

Life of Mine Process Plant Operating Costs

LoM US$/t milled	Phase 1 DPP	AGM (Phases 1&2)
Labour	0.7	0.3
Power	6.5	5.2
Reagents & other consumables	4.4	4.9
Other	1.9	1.2
Total	13.4	11.7

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Note:  The information in this MD&A that relates to Processing is based on information compiled by Mr. Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr. Bezuidenhout is a Director of DRA Mineral Projects. Mr. Bezuidenhout has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this MD&A, was satisfied with the verification process and consents to the disclosure in this MD&A. Mr. Bezuidenhout has reviewed and approved the technical content of this MD&A.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Capital Costs

The incremental capital cost of the mine, process plant and associated infrastructure for Phase 2 is estimated at US$270 million. The cost is inclusive of all additional infrastructure and indirect costs required.

Phase 2 Expansion Capital Cost Estimate	$ millions
Front End materials handling	30
Overland conveyor	62
Process plant	83
Infrastructure	30
Indirect costs	38
Contingencies	27
Total	270

Operating costs

The average cash operating cost for the AGM (Phases 1 and 2) is estimated at $670 per ounce. Estimated All in Sustaining Costs (World Gold Council definition of AISC) are $798 per ounce, which places the AGM in the lowest quartile of industry costs. These costs are based on the treatment of 8.8Mtpa of ore producing an average 411,000 ounces of gold per annum and are inclusive of corporate overheads and interest on debt*.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, currently contracted mining costs and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Operating Cost Estimate (US$/oz)	AGM (Phases 1&2)
Waste mining	299
Ore mining	69
Processing	243
General and administrative	55
Refining	4
Cash Costs	670
Royalties	68
Sustaining and deferred capex	23
Corporate Overhead	24
Interest on Phase 1 Project Debt	7
Interest on Phase 2 Debt*	6
All-in sustaining cash costs	798

*Assumes a further US$170 million in debt on same terms and conditions as current facility for illustrative purposes only

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Life of Mine Annual Cash Flows (based on $1,300/oz of gold)

	UOM	LOM	2014 and 2015	2016	2017	2018	2019	2020
Tonnes milled	‘000t	94,212	-	3,000	3,400	8,150	8,225	8,600
Head grade	g / t	1.71	-	2.15	1.85	1.97	1.92	1.68
Recovery	%	90.9%	0.0%	88.1%	90.9%	89.5%	90.7%	89.8%
Production	Oz	4,694,949	-	182,428	183,658	460,817	461,502	416,285
Net cash flow	$’000	1,311	(279.6)	(93.4)	(19.0)	275.0	217.6	173.9

	UOM	2021	2022	2023	2024	2025	2026	2027	2028
Tonnes milled	‘000t	8,800	8,802	8,774	8,473	8,498	8,398	8,000	3,092
Head grade	g / t	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery	%	91.2%	90.0%	91.6%	89.9%	90.1%	91.9%	92.4%	96.6%
Production	Oz	446,364	349,190	419,931	385,298	389,780	387,983	395,090	216,620
Net cash flow	$’000	182.0	78.9	149.4	104.1	107.6	120.0	157.8	136.7

Royalty rates in Ghana are governed by section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates that the holder of a mining lease, restricted mining lease, or small scale mining license, pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model for the combined Phase 1 and 2. The significant financial sensitivities identified were discount rate and gold price shown here after taxes and royalties.

	Net Present Value at Various Discount Rates ($ million)
Gold Price $/oz	3%	5%	6%	7%	8%	IRR
1,100	497	378	328	282	241	17.34%
1,200	725	574	510	452	399	22.57%
1,300	952	770	692	621	557	27.33%
1,400	1,180	965	873	790	714	31.73%
1,500	1,407	1,160	1,054	958	871	35.89%
1,600	1,634	1,355	1,235	1,127	1,029	39.87%

Note:The information in this MD&A that relates to the economic assessment is based on financial models compiled by Mr. John Stanbury of CRESCO Project Finance. Mr. Stanbury has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this release based on the relevant

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

technical inputs provided by other competent persons. Mr. Stanbury consents to the inclusion of such financial information in this release in the form and context in which it appears.

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot, as follows:

		Impact on NPV(5%) in $000’s
	Flex Amount	Positive Case	Negative Case
Process recovery	1%	13,094	(13,094)
Taxation	2.5%	28,934	(28,934)
NPV Discount Rate	1%	78,132	(78,132)
Ore Gold Grade	1%	11,909	(11,909)
Gold selling price	$100/oz	195,131	(195,484)
Operating cost	3%	44,936	(44,887)
Installation capex	10%	36,590	(36,686)

Permitting

The Company has or has applied for renewal, of all necessary permits required for the operation of Phase 1 of the Project.

For Phase 2 permitting, an Environmental Impact Assessment (“EIA”) was submitted to the Ghanaian Environmental Protection Agency (“EPA”) in June 2015 based on the revised scope for development of the Esaase project from a stand-alone operation.

A Scoping Report and a draft Terms of Reference for the revised project proposal was prepared and submitted to the EPA in August 2015.  Following extensive stakeholder engagement, the Company has obtained the necessary support of local

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

stakeholders.  This support was formalized in a Public Hearing held by the EPA on April 19, 2016 at which the local stakeholders expressed their desire for Phase 2 to proceed.

A final Environment Impact Statement (“EIS”) is now being prepared and following submission and review, the Company expects to receive its Environment Permit to start construction of Phase 2A in Q4 2016.

Project Schedule

The Phase 2 Pre-Feasibility Study was completed on the basis that construction of the Phase 2 expansion would commence in July 2016 with steady state operations of over 400,000 ounces per annum projected in 2018.  A Definitive Feasibility Study (“DFS”) is now underway which will optimize the mining operations by more efficiently sequencing the six open pit deposits into one integrated mining schedule, as well as evaluate process synergies and optimizations.  A positive DFS, requisite permits and project financing will be required in order for the Company to make an investment decision, expected in Q4 2016, on whether to proceed with the expansion.

Legal Proceedings

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject to.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without any merit. Godbri has taken no further steps in the suit since June 2013.

Matisse and Madison Claim

During October 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20.0 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. In April 2016, this claim was withdrawn by the plaintiff and is no longer active.

Selected Annual Information

($000’s)		Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		8,306		22,642		1,692
Loss per share – basic and diluted		0.04		0.14		0.02
Total assets		624,169		481,102		242,181
Total long-term financial assets		NIL		NIL		NIL
Cash dividends declared per share		NIL		NIL		NIL
Working capital		63,527		213,704		170,758

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended ($000’s)	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
March 31, 2016	$ 151	$ (3,868)	$ (0.02)
December 31, 2015	306	214	0.00
September 30, 2015	252	(3,306)	(0.02)
June 30, 2015	185	(760)	(0.00)
March 31, 2015	273	(4,454)	(0.02)
December 31, 2014	234	(2,910)	(0.02)
September 30, 2014	287	(9,330)	0.05)
June 30, 2014	356	515	0.00

Liquidity and Capital Resources

The Company had working capital of $10.8 million and cash and cash equivalents of $67.8 million at March 31, 2016 compared to $63.5 million and $114.8 million respectively at December 31, 2015.

As at March 31, 2016 the Company’s contractual obligations under the Senior Definitive Facilities Agreement was $185.5 million, consisting of $150 million drawn under the facility as well as total future interest payments of $35.5 million.

Contractual obligations	Payments due by period
($000’s)	Total	1 year	2-3 years	4-5 years

Long term debt, including future interest charges	$ 185,506	$ 30,599	$ 107,960	$ 46,947

Open purchase orders and other obligations	29,628	26,784	2,844	-

	$ 209,239	$ 54,330	$ 154,909	$ -

The Company may receive additional funds through the exercise of outstanding common stock warrants and options or, if required, through the sale of additional common shares either as a private placement or common stock offering.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

As at March 31, 2016, the other sources of funds potentially available to the Company are through the exercise of the outstanding share-based options with terms as follows:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	3,452,700	4.60	1.97	1,310,200	4.38	1.97
C$2.01-C$3.00	10,150,500	3.27	2.18	8,955,250	3.18	2.18
C$3.01-C$4.00	2,827,900	1.37	3.79	2,827,900	1.37	3.79
C$4.01-C$5.00	630,500	0.91	4.54	630,500	0.91	4.54
C$6.01-C$7.00	26,250	1.19	6.10	26,250	1.19	6.10
	17,087,850	3.14	2.49	13,750,100	2.81	2.61

At March 31, 2016, the Company had 4 million share purchase warrants outstanding at an exercise price of $1.83 per share purchase warrant.

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised. As at March 31, 2016,

13 million of the Company’s share-based options were in-the-money.

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Key management compensation

Transactions with key management personnel were as follows:

($000’s)	Three months ended March 31, 2016	Three months ended March 31, 2015

Salaries and benefits	$ 765	$ 279
Share-based payments	168	419
	$ 933	$ 698

Key management personnel consist of directors and officers of the Company.

Proposed Transactions

None

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations, the effective interest rate of long term debt, embedded derivatives and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determine the Company’s asset retirement obligation are as follows:

	Year ended	Year ended
($000’s)	March 31, 2016	December 31, 2015

Undiscounted and uninflated estimated future cash obligation	$ 19,715	$ 19,189
Range of expected term until settlement	14 years	14 years
Discount rate range	1.99%	2.47%

Share-based payments: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Foreign currency forward contracts: The fair values of the foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discontinued to present value.

Embedded derivative liability: the Company recognizes an embedded derivative liability relating to the interest rate floor of the long term loan. The Company used three month LIBOR forward curve rates and assumptions about the time value of the embedded derivative to estimate its fair value. Changes in these inputs can materially affect the fair value estimate.

Effective interest rate: Management estimated the effective interest rate of the long term debt based on three-month LIBOR as at March 31, 2016. Changes in the three-month LIBOR rate can affect the effective interest rate.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies during the three months ended March 31, 2016, with the exception of the implementation of the Company’s accounting policies for inventory and revenue as per note 3 of the annual consolidated financial statements for the year ended December 31, 2015.

Financial Instruments and Other Instruments

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at March 31, 2016, the Company had receivables from gold sales of $5.6 million (December 31, 2015 - $nil).

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2016 the Company had a cash and cash equivalents balance of $67.8 million (December 31, 2015 – $114.8 million) to settle current accounts payable and accrued liabilities of $48.1 million (December 31, 2015 - $34.7 million) that are considered short term and expected to be settled within 30 days. The Company’s first payment of $10.6 million of interest, withholding tax and principal on the consolidated Project Facility is due on July 1, 2016. The Company expects to generate positive cash flow from operations commencing in 2016, which would be available to meet future long term debt obligations.

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%.

The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the year ended March 31, 2016.

 (ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  During the three months ended March 31, 2016, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates.

During the three months ended March 31, 2016, the Company realized a foreign exchange gain of $0.4 million on settlement of currency forward contracts.

(iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at March 31, 2016 and 2015, the Company had no financial instruments exposed to other price risk.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

(d)

Fair values

(i)

Foreign currency forward contracts derivative

During the year ended December 31, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian and US dollars at specified exchange rates. These forward contracts had or have settlement terms that range from one month to eleven months.

At March 31, 2016, all of the company’s foreign currency forward contracts had matured or expired.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.

(ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.62% to 1.41% using an option pricing model.

(iii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the current and non-current portions of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.

(e)

Items of income, expense, gains or losses arising from financial instruments

	2015	2014

Interest income from loans and receivable	$ 849	$ 1,253
Realized foreign exchange gain (loss) from currency forward contracts	194	-
Realized and unrealized net foreign exchange gain (loss) from other financial instruments	(1,645)	(27)

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. Management used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting.

There are inherent limitations in all control systems and no matter how well designed. An economically feasible control system, even determined to be effective, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in internal control over financial reporting

There has been no material change in the Company’s internal control over financial reporting during the three months ended March 31, 2016 with the exception of controls implemented over revenue and inventory during the pre-commercial production phase that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 197,033,107 common shares of the Company issued and outstanding and 17,317,850 share purchase options and 4 million warrants outstanding. The fully diluted outstanding share count is therefore 218,350,957.

Forward-looking Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three months ended March 31, 2016 and 2015

Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2015, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.  Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Phase 2 of the Project will be built or that the overall conclusions of the Definitive Feasibility Study will confirm the May 2015 AGM PFS outcomes, which is on file at www.sedar.com.